August 6, 2025

Alinda Van Wyk
Chief Financial Officer
Super Group (SGHC) Limited
Kingsway House
Havilland Street
St Peter Port, Guernsey, GY1 2QE

       Re: Super Group (SGHC) Limited
           Form 20-F for Fiscal Year Ended December 31, 2024
           File No. 001-41253
Dear Alinda Van Wyk:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services